EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Symbol: TSX: CRY & CXY; NASDAQ: CRYP

CryptoLogic reports first quarter 2012 results

May 10th, 2012 (Dublin, IRELAND) – CryptoLogic Limited, a developer of branded online betting games and Internet casino software, announces its financial results for the first quarter ending March 31, 2012.

Q1 2012 summary:

◆	Total revenue of $5.3 million (Q1 2011: $6.0 million)

◆	Total expenses of $7.5 million (Q1 2011: $6.5 million)

◆	Net loss of $2.2 million (Q1 2011: $0.6 million loss)

◆	Net cash of $16.7 million (Q4 2011: $16.6 million)

◆	Signed three licensing deals for CryptoLogic games with operators Betdaq, Loto Québec and NeoGames

◆	Recommended $35.8 million takeover by Amaya Gaming Group Inc (Amaya)

For more information, please contact:

CryptoLogic +1 514 744 3122	Luther Pendragon +44 207 618 9100
David Baazov, CEO Daniel Sebag, CFO	Neil Thapar, Alexis Gore

3rd Floor, Marine House, Clanwilliam Place,
Dublin 2, Ireland

Overview

In February 2012 CryptoLogic recommended a $35.8 million cash offer from Amaya, which has received acceptances representing approximately 88.15% of the issued share capital of CryptoLogic as at 2 May 2012.  The Offer has gone unconditional and has been further extended until 3.00 p.m. UK time (10.00 a.m. Toronto time) on 16 May 2012, unless otherwise extended.

Operating and Financial Review

Total revenue in Q1 2012 decreased 11.5% to $5.3 million (Q1 2011: $6.0 million). The decrease in revenue in Q1 2012 partly reflects increased amortization of royalties paid to a major third party brand licensor and also higher amortization charges for new games.  Gross revenue before amortization costs totalled $6.6 million (Q1 2011: $7.1 million).

Hosted casino
Revenue from hosted casino amounted to $5.0 million for the three months ended March 31, 2012 compared with the same period in the prior year (Q1 2011: $5.2 million).  In January 2012, the Company announced that it had acquired the Maltese online gambling licenses for InterCasino from OIGE, the Company’s largest and longest-standing licensee.

Branded Games
Branded Games revenue decreased 4.8% to $1.4 million for the three months ended March 31, 2012 when compared with the same period in the prior year (Q1 2011: $1.5 million), primarily due to a lower contribution from a major licencee partially offset by an increase in the number of revenue producing games through an increased number of licensees and games per licensee. During the quarter, the Company’s revenue producing games increased from 212 to 229 games.

Poker and Other
Poker and other revenue amounted to $0.2 million for the three months ended March 31, 2012 when compared with the same period in the prior year (Q1 2011: $0.4 million).

Amortization of Royalties
Amortization of royalties increased 24.3% to $1.1 million for the three months ended March 31, 2012 when compared with the same period in the prior year (Q1 2011: $0.9 million).  Amortization of royalties represented (19.9%) of total revenue in Q1 2012 (Q1 2011: (14.2%)).  The increase in amortization of royalties is primarily due to an increase in the royalties earned by a major brand licensor.

Balance Sheet and Cash Flow

Cash and cash equivalents as at March 31, 2012 amounted to $16.7 million (December 31, 2011: $16.6 million).  The Company continues to be debt free.

Board Changes

On April 3, 2012, CryptoLogic announced that David Baazov, President, Chief Executive Officer, Secretary, Treasurer and Director of Amaya, assumed the role of Chief Executive Officer of CryptoLogic and Daniel Sebag, Chief Financial Officer and Director of Amaya, assumed the role of Chief Financial Officer of CryptoLogic. David Gavagan stepped down as Chairman and Interim Chief Executive Officer of CryptoLogic and Huw Spiers stepped down as Group Head of Operations and Chief Financial Officer of CryptoLogic.

It was also announced on April 3, 2012, that Simon Creedy Smith and James Wallace had offered their resignations to the board of directors. These were accepted with immediate effect. The remaining two non-executive Directors, Thomas Byrne and David Gavagan, remain as members of the board of directors. Two additional Directors, David Baazov, as an executive director, and Divyesh Gadhia, as a non-executive director, have been named as new Directors of CryptoLogic.

London Stock Exchange de-listing

In connection with the offer, Amaya has announced that, if permitted by applicable law, it intends to procure the making of applications by the Company for the cancelation of the listing of the CryptoLogic Shares from the London Stock Exchange, the Toronto Stock Exchange and Nasdaq, and the filing of the Form 15F with the SEC to request that its reporting obligations under the US Exchange Act are terminated.  On April 2, 2012, the Company announced that it intended to apply for the cancelation of the listing of the CryptoLogic Shares from the London Stock Exchange, and on May 3 2012, the Financial Services Authority announced that the listing of the CryptoLogic Shares on the London Stock Exchange had been canceled.

Litigation

In February 2011, a brand licensor delivered to the Company a notice purporting to terminate the brand license agreement between the two companies, claiming that the Company had breached such agreement. In May 2011, the brand licensor reaffirmed its position that the brand license agreement is terminated. The Company believes there is no breach that warrants termination of the agreement. In June 2011, the Company filed suit against the brand licensor seeking judgment that any breach was cured and the agreement remains in force. In October 2011, the brand licensor answered the complaint, denying any cure and filed a countersuit seeking monetary damages for the alleged breach of the agreement and a declaration that the agreement has been terminated. This litigation is ongoing.
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About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Limited is a leading developer and supplier of Internet gaming software. With more than 300 games, CryptoLogic has one of the most comprehensive casino suites on the Internet, with award-winning games featuring some of the world’s most famous action and entertainment characters. The Company’s licensees include many top Internet gaming brands. CryptoLogic’s leadership in regulatory compliance makes it one of the few companies with gaming software certified to strict standards similar to land-based gaming. The CryptoLogic Group licenses gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world.

CryptoLogic’s ordinary shares trade on the Toronto Stock Exchange (CRY, CXY) and the NASDAQ Global Select Market (CRYP).

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

This press release contains forward-looking statements within the meaning of applicable securities laws. Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "anticipate", "estimate", "intend", "may", "will", "would" and similar expressions and the negative of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on certain factors and assumptions including expected growth, results of operations, performance, business prospects and opportunities, foreign exchange rates and effective income tax rates. While the Company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results, performance or achievements of the Company to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Risks related to forward-looking statements include, without limitation, risks associated with the Company's financial condition, prospects and opportunities, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations and risks associated with competition. Additional risks and uncertainties can be found in the Company's Form 20-F for the fiscal year ended December 31, 2011 under the heading "Item 3 - Key Information - Risk Factors" and in the Company's other filings with the US Securities and Exchange Commission and Canadian provincial securities commissions. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements are given only as at the date of this release and the Company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.

CRYPTOLOGIC LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of US dollars)
(Unaudited)

	March 31, 2012	December 31, 2011
ASSETS
Deferred tax assets	$921	$961
Property, plant and equipment	1,589	1,759
Intangible assets	1,685	1,759
Total non-current assets	4,195	4,479
Cash and cash equivalents	16,717	16,570
Security deposits	639	619
User funds held on deposit	2,523	2,655
Trade and other receivables	3,701	4,788
Current tax assets	293	364
Prepayments	5,911	6,327
Total current assets	29,784	31,323
Total assets	$33,979	$35,802
EQUITY
Share capital	$35,011	$34,246
Share-based payment reserve	5,702	5,606
Retained earnings	(18,945)	(16,821)
Total equity attributable to shareholders of CryptoLogic	21,768	23,031
Non-controlling interest	668	1,507
Total equity	22,436	24,538
LIABILITIES
Deferred tax liabilities	6	3
Total non-current liabilities	6	3
Trade payables and accrued liabilities	4,857	4,642
Provisions	2,779	3,098
Income taxes payable	1,378	866
User funds held on deposit	2,523	2,655
Total current liabilities	11,537	11,261
Total liabilities	11,543	11,264
Total equity and liabilities	$33,979	$35,802

CRYPTOLOGIC LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(In thousands of US dollars, except per share data)
(Unaudited)

	For the three months ended March 31,
	2012	2011
Total revenue	$5,323	$6,016
Expenses
Operating	4,991	4,688
General and administrative	2,237	1,396
Depreciation	189	228
Amortization of intangible assets	118	181
	7,535	6,493
Results from operating activities	(2,212)	(477)
Finance income	131	39
Finance costs	(10)	(10)
Net finance income/(costs)	121	29
Profit/(loss) before income taxes	(2,091)	(448)
Income tax expense/(credit)	118	180
Profit/(loss) and total comprehensive income/(loss) for the period	$(2,209)	$(628)
Profit/(loss) and total comprehensive income/(loss) attributable to:
Shareholders of CryptoLogic	(2,124)	(587)
Non-controlling interests	(85)	(41)
Profit/(loss) and total comprehensive income/(loss) for the period	$(2,209)	$(628)
Earnings/(loss) per share
Basic earnings/(loss) per share	$(0.16)	$(0.05)
Diluted earnings/(loss) per share	$(0.16)	$(0.05)

CRYPTOLOGIC LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of US dollars)
(Unaudited)

Attributable to shareholders of CryptoLogic
	Share capital	Share-based payment reserve	Retained earnings	Total	Non- controlling interest	Total equity

Balance, January 1, 2011	$34,129	$5,564	$(22,878)	$16,815	$1,226	$18,041
Total comprehensive income/(loss) for the period
Profit or loss	–	–	(587)	(587)	(41)	(628)
Transactions with owners recorded directly in equity
Shares exchanged	6	–	–	6	(6)	–
Share-based payments	–	32	32	–	32
Balance, March 31, 2011	$34,135	$5,596	$(23,465)	$16,266	$1,179	$17,445
Balance, December 31, 2011	$34,246	$5,606	$(16,821)	$23,031	$1,507	$24,538
Total comprehensive income/(loss) for the period
Profit or loss	–	–	(2,124)	(2,124)	(85)	(2,209)
Transactions with owners recorded directly in equity
Shares exchanged	754	–	–	754	(754)	–
Share-based payments	–	96	–	96	–	96
Issue of ordinary shares in relation
to exercised employee share options	11	–	–	11	–	11
Balance, March 31, 2012	$35,011	$5,702	$(18,945)	$21,768	$668	$22,436

CRYPTOLOGIC LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)
(Unaudited)

	For the three months ended March 31,
	2012	2011
Cash flows from/(used in):
Operating activities:
Profit/(loss) for the period	$(2,209)	$(628)
Adjustments for:
Depreciation	189	228
Amortization of intangible assets	118	181
Deferred tax	43	41
Interest received	(13)	(8)
Unrealized foreign exchange difference on cash and cash equivalents	(207)	(298)
Share-based payments	96	32
	(1,983)	(452)
Change in operating assets and liabilities:
Change in trade and other receivables	1,087	52
Change in prepayments	416	454
Change in trade payables and accrued liabilities	215	(947)
Change in provisions	(319)	1,007
Cash from/(used in) operating activities	(584)	114
Change in income taxes receivable/(payable)	583	3,867
Net cash from/(used in) operating activities	(1)	3,981
Investing activities:
Acquisition of property, plant and equipment	(19)	(54)
Acquisition of intangible assets	(44)	(9)
Interest received	13	8
Decrease/(increase) in security deposits	(20)	(296)
Net cash from/(used in) investing activities	(70)	(351)
Financing activities:
Issuance of shares in relation with
exercised employee share options	11	–
Net cash from/(used in) financing activities	11	–
Net increase/(decrease) in cash and cash equivalents	(60)	3,630
Cash and cash equivalents, beginning of period	16,570	10,584
Unrealized foreign exchange difference on cash and cash equivalents	207	298
Cash and cash equivalents, end of period	$16,717	$14,512